Exhibit 1.01
World Wrestling Entertainment, Inc.
Conflict Minerals Report
for the Year Ended December 31, 2014

This Conflict Minerals Report (the “Report”) of World Wrestling Entertainment has been prepared for the period from January 1, 2014 to December 31, 2014. Unless the context indicates otherwise, “WWE,” “we,” “us,” and “our” refer to World Wrestling Entertainment, Inc. and its consolidated subsidiaries.

During 2014, we contracted to manufacture products for which 3TGs (as defined below) are necessary to their functionality or production. The term “3TGs” refers to columbite-tantalite (coltan), cassiterite, gold, wolframite or their derivatives, which are limited to tantalum, tin and tungsten. Certain of our foam fingers and light-up necklaces (the “Covered Products”) each contained small amounts of tin.

We have developed a conflict minerals procedure, reasonably designed to identify whether the tin in the Covered Product originated in the Democratic Republic of the Congo or an adjoining country (the Republic of the Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia or Angola) (the “Covered Countries”), or whether any of the 3TGs in the Covered Products are from recycled or scrap sources.

Description of WWE’s Reasonable Country of Origin Inquiry (RCOI)

We have conducted a country of origin inquiry (“RCOI”) that was reasonably designed to determine whether the tin in the Covered Products originated in a Covered Country or whether any of the 3TGs in the Covered Products were from recycled or scrap sources.

We made inquiry of the suppliers of the Covered Products as to the source of the tin used in the Covered Products. One of our suppliers has informed us that the tin does not come from recycled or scrap sources and was mined in South America; our supplier of the other Covered Product has informed us that the tin used in such Covered Product does not come from recycled or scrap sources; that it incorporated into their Covered Product tin that was sourced and smelted either in China or Indonesia.